SCHEDULE 14A
                     SCHEDULE 14 INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant       [   ]

Filed by a Party other than the Registrant        [ X ]

Check the appropriate box:

[X ]  Preliminary Proxy Statement

[  ]  Definitive Proxy Statement

[  ]  Definitive Additional Materials

[  ]  Soliciting Material Pursuant to Section 240.14a-11(c) or
Section 240.14a-12

Name of Registrant as Specified in Its Charter:

Borg-Warner Security Corporation.

Name of Person(s) Filing Proxy Statement:

Teamsters General Fund

Payment of Filing Fee (check the appropriate box)

[X ] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), or

     14a-6(j) (2).

[  ] $500 per each party to the controversy pursuant to Exchange
Act Rule 14a-6(i)(3).

[  ] Fee computed on table below per Exchange Act Rules 14a-
6(i)(4) and 0-11.

     1)  Title of each class of securities to which transaction applies:
  ____________________________________________________________

     2) Aggregate number of securities to which transaction applies:

 _____________________________________________________________

     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:  (1)

 _____________________________________________________________

     4) Proposed maximum aggregate value of transaction:

 _____________________________________________________________

(1) Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1) Amount previously paid:

        ____________________________

     2) Form, Schedule or Registration Statement No:

       ______________________________

     3) Filing Party: _________________________

     Date Filed: _______________________________

                   PRELIMINARY PROXY STATEMENT

INDEPENDENT SHAREHOLDER SOLICITATION BY TEAMSTERS GENERAL FUND

FOR PROPOSAL CALLING FOR REPORT ON SECURITY GUARD HIRING
PRACTICES IN LIGHT OF ALLEGED OKLAHOMA CITY BOMBING

BORG WARNER SECURITY CORPORATION

ANNUAL STOCKHOLDERS MEETING
April 16, 1996 10 a.m.
200 S. Michigan Ave.
Chicago IL

Date sent to shareholders:
March 25, 1996

Teamsters General Fund
25 Louisiana Ave. N.W.
Washington D.C. 20001
(tel.) 202-624-8100
(fax) 202-624-6833

Dear Fellow Borg-Warner Shareholder:

     The press has repeatedly reported that alleged Oklahoma City bomber Timothy McVeigh previously worked for Borg-Warner subsidiary Burns International Security Services (from early in
1992 to early 1993). We urge you to vote FOR the following shareholder proposal:

     RESOLVED: That Shareholders urge the company to report on company's screening, training and supervision practices that prevailed at the time it hired alleged Oklahoma City bomber Timothy McVeigh, and how those practices have been reformed so as to provide customers with appropriately-skilled and supervised security personnel.

Is the negative publicity suffered by the company because of this guard likely to be repeated in the future with another guard? We shareholders do not know -- getting information is all this proposal seeks.

     A senior official of the Texas State Office of the U.S.
Department of Housing and Urban Development recently wrote:

     We have seen increasing incidents of poor performance on the part of the guards on site, including sleeping on duty, inappropriate interaction with residents, and a general failure to perform their duties. My own opinion is that such incidents usually result from a lack of oversight/supervision and a poor quality control program.<F1>


<F1>
Unpublished letter of 8/10/95 by Regional Contracting Director
Keith Surber, with over 15 years experience in government contracting, to Borg-Warner CEO Trauscht. None of the authors or publications cited herein are participants in this proxy solicitation, and have neither been consented nor been consulted regarding citation in these proxy materials.

In Florida, the Orlando Sentinel recently completed a 6-month investigation of guards hired to protect the state's rest stops in the wake of highly-publicized attacks on tourists. The published article included the following:

     A Charlotte County deputy sheriff lost his badge and gun in January 1993 when a doctor diagnosed him as emotionally unfit. Supervisors said he avoided confrontations with criminals by hiding out for hours in a convenience store. 'Under stressful or crisis situations, [he] becomes very nervous, jittery and loses control and cannot effectively function as a law enforcement officer,' his sergeant wrote. Added a captain, 'To continue his employment at this point would only place us in a high liability area and may get someone hurt.' The man now works for Borg Warner
     Protective Services at an Interstate 4 rest area.

     Other Borg-Warner guards include a former Lake City police officer who was fired when he beat two women and a former Auburndale police officer who was fired then allowed to resign after a disagreement at a bar.

     Borg-Warner Protective Services, which guards rest areas in most of the state, cannot afford to inspect personnel files of former law enforcement officers, said president J.P. Hall. He said he will continue to check references by telephone even though he acknowledged that most employers won't discuss problem employees.

     'We don't go back and go through their personnel files,' said Borg-Warner's Hall. 'We have no reason to do that.'<F2>


<F2>
"Fired Officers guard state rest stops; security companies usually don't check work histories," by Christopher Quinn and Mark Vosburg, The Orlando Sentinel, August 27, 1995.

In our view, shareholders need to have more information about
Borg-Warner's hiring and supervision practices so they can learn how much risk, if any, they run from further negative publicity about Borg-Warner guards.

     We do not have access to information as to know what was done by management to investigate McVeigh's background, and nothing herein may be construed as accusing management of any lapse.

     Shareholders simply deserve more information: that is all the proposal calls for. This proposal is a recommendation and shareholder approval would not be legally binding on the board.

CONFIDENTIALITY OF YOUR VOTE

     Our staff will keep the content of all proxy cards confidential, except they will presented for counting at the meeting. If you respond to the enclosed survey, our staff will keep confidential any information identifying you and use it solely to confirm the survey's validity and for communications regarding shareholder voting issues.

VOTING RIGHTS AND PROCEDURES:

     You can still vote for these proposals even if you already sent in the proxy card you received from the company. Only the last-dated proxy card counts. THE COMPANY PROXY CARD PREVIOUSLY SENT YOU DOES NOT ALLOW YOU TO VOTE ON THIS PROPOSAL, BUT INSTEAD GIVES MANAGEMENT DISCRETION TO VOTE AGAINST IT. The only way to vote for the proposal are (1) to use the enclosed proxy card, (2) attend the meeting and vote in person, or (3) if management resolicits you with a card allowing you to direct its vote. We asked management to include the proposal on its card but it refused to do so. If you would prefer to vote on the proposal using management's card, you may wish to contact Ned Lewis, Corporate Secretary at 200 S. Michigan Avenue, Chicago IL 60604,
(312) 322-8509.

     The enclosed proxy card grants no discretionary authority: if matters come before the meeting which are not set forth in the Company's proxy statement or this proxy statement (which we do not anticipate), we will not vote your shares on those matters. A proxy can be revoked at any time prior to its being counted by (1) executing a later proxy card; (2) appearing at the meeting to vote, or (3) delivering the proxyholder or the Company's secretary written notice of revocation prior to the date of the meeting. All holders of common stock as of March 5, 1996 are entitled to vote. Approval of our proposal requires the vote of a majority of shares voted. If you sign the enclosed card but do not direct us how to vote on the proposal we will vote FOR our proposal and not vote on any other matters. We incorporate herein by reference the discussion in the Company's proxy statement of voting procedures and outstanding securities.

ELECTION OF DIRECTORS AND OTHER MATTERS TO BE VOTED / SECURITY
OWNERSHIP OF DIRECTORS AND OFFICERS

     We incorporate by reference the information in the Company's proxy statement on these matters. We make no recommendation on how to vote in the directors election or on management's proposal to amend the 1993 stock incentive plan.

PROPOSALS FOR FUTURE MEETINGS

     SEC Rule 14a-8 gives shareholders who have owned more than $1000 worth of the company's stock for more than one year the right to have the company's proxy statement include a shareholder proposal and supporting statement. The deadline for submitting such proposals for inclusion in the proxy statement for the 1997 annual meeting will be December 17, 1996. Feel free to contact us if you would like more information about shareholder proposals.

SOLICITATION

     The costs of this solicitation are being borne by the Teamsters General Fund, part of the International Brotherhood of Teamsters (IBT). The Fund owns 100 shares of company stock. Proxies will be sought by mail, fax, telephone and personal interview. The cost of proxy solicitation is estimated at $2000. IBT intends to use regular staff rather than specially-engaged proxy solicitors. IBT won elections to represent employees of the Company's Pony Express Courier unit in certain locations, but no contract has yet been negotiated. No strike or picketing is occurring now.

THANK YOU FOR VOTING FOR THE SHAREHOLDER PROPOSAL FOR A REPORT TO
SHAREHOLDERS ON SECURITY GUARD HIRING AND SUPERVISION

PLEASE RETURN THE ENCLOSED SURVEY AND PROXY CARD TO

                    Teamsters General Fund
                    25 Louisiana Ave. N.W.
                    Washington D.C.
                    fax 202-624-6833

PROXY
SOLICITED BY TEAMSTERS GENERAL FUND
for
ANNUAL MEETING OF SHAREHOLDERS
BORG-WARNER SECURITY CORP.
April 16, 1996

     The undersigned shareholder hereby appoints Bill Patterson and Bartlett Naylor proxies, with full power of substitution, to vote the undersigned's stock at Borg-Warner's annual meeting, and at any adjournments thereof, as directed below. This proxy grants no discretionary voting authority.

We urge a vote FOR our proposal, item 1. We make no recommendation on the other matters.

(1) SHAREHOLDER PROPOSAL ASKING FOR REPORT TO SHAREHOLDERS ON
SECURITY GUARD HIRING AND SUPERVISION
     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

(2) ELECTION OF DIRECTORS:
     Nominees: Donald C. Trauscht, Robert A. McCabe, Alexis P.
Michas, Andrew McNally, Arthur Golden

VOTE FOR ALL nominees except those written below [  ]
WITHHOLD from all nominees [  ]
______________________

(3) To amend the Company's 1993 stock incentive plan
     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

(4) To ratify the appointment of Deloitte & Touche LLP as
auditors
     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

PLEASE DATE, SIGN AND PROMPTLY MAIL IN THE SELF-ADDRESSED
ENVELOPE.  PERSONS SIGNING IN REPRESENTATIVE CAPACITY SHOULD
INDICATE AS SUCH. IF SHARES ARE HELD JOINTLY, BOTH OWNERS SHOULD
SIGN.

SIGNATURE ________________________________   DATE ___________

PRINT NAME ________________________________

ADDRESS _____________________________________________________
___________________      ___________    __________________
ACCOUNT NO./SSN          # OF SHARES    TEL. NO./FAX NO.

IF YOU ARE NOT THE RECORD OWNER OF THIS STOCK, PLEASE LIST THE
NAME AND ADDRESS OF THE RECORD OWNER:
__________________________________

TEAMSTERS GENERAL FUND
SURVEY OF BORG-WARNER SHAREHOLDERS

     THIS IS A VOLUNTARY SURVEY, NOT A PROXY: PLEASE RETURN IT
EVEN IF YOU DO NOT FILL OUT A PROXY.

1. Do you support the proposal calling for management to report to shareholders on its security guard hiring and supervision?
          Yes  _____     No   ____  Undecided  ________

If you wish to vote on this proposal, you need to use a proxy card or attend the meeting.

2. Do you support the provisions of the Company's top executive employment agreements which allow them to voluntarily quit in certain circumstances and receive up to 2 years' severance pay?
          Yes  _____     No   ____  Undecided  ________

3. Do you believe a greater proportion of top executive
compensation at Borg-Warner should be based on performance rather than salary?
          Yes  _____     No   ____  Undecided  ________

4. What is your opinion of the total compensation received by the Company's top executives?

     Just Right  ____ Too High ___ Too Low ___ No Opinion ___

5. List anything you would like management to change:
     _________________________________

THE FOLLOWING INFORMATION WILL BE KEPT CONFIDENTIAL:

Name __________________________________Title, if any __________

Address _______________________________________________________

Phone/Fax ________ # Shares owned  ________

Return to: IBT, 25 Louisiana Ave., Washington D.C. 20001 fax 202-
624-6833